Filed by Andeavor

(Commission File No. 001-03473)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Andeavor

(Commission File No. 001-03473)

The following is a transcript of an investor call held on April 30, 2018 in connection with the merger between Andeavor and Marathon Petroleum Corporation.

30-Apr-2018
Marathon Petroleum Corp. (MPC)
Marathon Petroleum Corp. and Andeavor Strategic Combination

CORPORATE PARTICIPANTS
Kristina A. Kazarian
Vice President-Investor Relations, Marathon Petroleum
Corp.
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum
Corp.
Timothy T. Griffith
Senior Vice President & Chief Financial Officer, Marathon Petroleum Corp.
Gregory J. Goff
Chairman & Chief Executive Officer, Andeavor
Ryan Todd
Analyst, Deutsche Bank Securities
Brad Heffern
Analyst, RBC Capital Markets LLC
Paul Cheng
Analyst, Barclays
Ryan Todd
Analyst, Deutsche Bank Securities
Brad Heffern
Analyst, RBC Capital Markets LLC
Paul Cheng
Analyst, Barclays
OTHER PARTICIPANTS
Doug Terreson
Analyst, Evercore ISI
Phil Gresh
Analyst, JP Morgan
Roger D. Read
Analyst, Wells Fargo Securities LLC
Neil Mehta
Analyst, Goldman Sachs & Co. LLC
Blake Fernandez
Analyst, Scotia Howard Weil
Benny Wong
Analyst, Morgan Stanley

MANAGEMENT DISCUSSION SECTION
Operator: Welcome to the Marathon Petroleum Corporation and Andeavor Strategic Combination Webcast and
Conference Call. My name is Shirley and I’ll be your operator for today’s call. At this time all participants are in a listen only mode. Later we will conduct a question-and-answer session. [Operator Instructions] Please note that this conference is being recorded.
I would now like turn to Kristina Kazarian. Kristina, you may begin.
Kristina A. Kazarian
Vice President-Investor Relations, Marathon Petroleum Corp.
Welcome to the Marathon Petroleum Corp. and Andeavor Strategic combination webcast and conference call. The synchronized slides that accompany this call can be found on the MPC website at marathonpetroleum.com under the investor center tab. The slides can also be found on the Andeavor website at andeavor.com under the investor tab.
On the call today are Gary Heminger, Chairman and CEO of Marathon Petroleum; Greg Goff, Chairman and CEO of
Andeavor; Tim Griffith, MPC’s Senior Vice President and CFO as well as other members of the MPC executive team.
We invite you to read the Safe Harbor statements on slide 2. It’s a reminder that we will be making forward- looking statements during the call and during the question and answer session. Actual results may differ materially from what we expect today and the factors that could cause actual results to differ are included there as well as in our SEC filings with the SEC. Slide 3 contains additional information related to the proposed transaction. Investors and security holders are encouraged to read the joint proxy statement and registration statement to be filed with the SEC as well as other relevant documents filed with the SEC.
Now I will turn the call over to Gary Heminger.
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
Thanks, Kristina and good morning and thank you for joining our call. We’re very enthusiastic to introduce a powerful combination of two great companies Marathon Petroleum and Andeavor.
Good morning and thank you for joining our call. We are very enthusiastic to introduce the powerful combination of two great companies—Marathon Petroleum and Andeavor. Before I begin on slide 4, let me first welcome Kristina Kazarian who recently joined our team as Vice President of Investor Relations for MPC and MPLX. Kristina comes to the role with experience at two of Wall Street’s premier financial institutions and we look forward to her contributions at MPC.
Turning to this morning’s announcement, the combination of MPC and Andeavor creates a leading nationwide integrated energy company. With an initial enterprise value greater than $90 billion, and based on its scale, national footprint, and quality businesses, it is well-positioned for long-term growth and shareholder value creation.
In addition to the financial benefits of this combination, we also believe a compelling aspect of this transaction is our alignment on values including our focus on safety, environmental stewardship and community involvement.

Marathon Petroleum Corp. (MPC)
Marathon Petroleum Corp. and Andeavor Strategic Combination
We believe MPC, supported by this great combination, absolutely becomes a “must own” refining, marketing and midstream company.
The asset map on Slide 5 illustrates the substantial increase in geographic diversification and scale.
The combination will expand our operations across key markets nationwide, capitalizing on the strong position MPC has historically enjoyed east of the Mississippi with the western U.S. presence Andeavor has built over time.
In refining, Andeavor’s facilities in California, the Mid-Continent and the Pacific Northwest nicely complement MPC’s existing Gulf Coast and Midwest footprint. We will become the number 1 U.S. refiner by capacity and a top 5 refiner globally with throughput capacity of over 3 million barrels per day.
We are also very enthusiastic about the opportunities in the marketing business as the company combines MPC’s strength with Speedway and the Marathon Brand with Andeavor’s strong presence in the Western U.S., creating a truly nationwide retail and marketing portfolio of nearly 12,000 locations.
For the midstream business, this combination includes two customer-focused, high quality sponsored MLPs and builds on MPC’s strong footprint in the Marcellus, deepens our presence in the Permian and Bakken regions, and creates multiple opportunities to expand the logistics platform in all key regions of the U.S.
Slide 6, outlines the highlights of the combination. MPC will acquire all of Andeavor’s outstanding shares. This represents a total equity value of $23 billion and an enterprise value of approximately $36 billion, based on Friday’s closing prices.
Andeavor shareholders will have the option to elect 1.87 shares of MPC stock, or $152.27 in cash, subject to a mechanism that will result in 15 percent of the transaction being settled in cash. This represents a premium of 24.4 percent to Andeavor’s Friday closing price.
[After closing, Marathon Petroleum and Andeavor shareholders will own approximately 66 percent and 34 percent of the combined company, respectively.]
We are pleased to announce the transaction was unanimously approved by the boards of directors of both companies and is expected to close in the second half of 2018.
At close, I will continue as chairman and chief executive officer of the combined entity. Greg Goff will become executive vice chairman and an executive of MPC. We very much look forward to Greg’s leadership and integral involvement in the strategy of the combined company as we integrate and build on this leading platform.
We are pleased to welcome Greg and 3 other Andeavor board members to the Marathon Petroleum board of directors. [We will work together over the coming months to identify who these new members will be.]
The combined business headquarters will be located in Findlay, Ohio and we will maintain an office in San Antonio, Texas.
Additionally, at close, MPC will be general partner of both MPLX and Andeavor Logistics as well the largest holder of limited partner units of each of the partnerships.
We are not commenting on any potential structures for MPLX and ANDX today. Both will operate as separate MLPs until we have evaluated all structural considerations post-closing of this transaction.
Importantly, we expect this transaction will be cash and value accretive for shareholders, generating at least $1 billion of tangible annual run-rate synergies within the first three years. This $1 billion is in addition to the expected synergies from Andeavor’s Western Refining transaction.
We believe the incremental cash generated by the transaction will exceed $5 billion over the first five years alone.
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Slide 7 really lays out the value proposition for this strategic combination. We expect the transaction to be immediately accretive to earnings and cash flow per share. The expected realization of $1 billion or more in synergies and strong pro forma cash flow support our view of long-term cash flow accretion per share of more than 15 percent. This growth in earnings and cash flow drives the cash flow multiple to 4.2 times transaction value by 2020.
Given our confidence in the business, our board also authorized an incremental $5 billion of share repurchases to provide capital flexibility as these expected cash flows are realized over the next several years. This is in addition to the 2018 share repurchase activity we have been and will continue to execute.
As a combined company, we will continue our balanced approach to investing in the business and returning cash to our investors, while maintaining our commitment to an investment-grade credit profile. We expect strong, through-cycle dividend growth of 10 percent or more. This dividend profile is in addition to the potential value accretion that would result from any incremental share repurchases from this excess cash flow.
Now let me turn the call over to Greg to cover couple of the key elements of the combination.
Gregory J. Goff
Chairman & Chief Executive Officer, Andeavor
Thank you, Gary. Slide 8 further highlights the value this strategic combination creates for our shareholders. Each Company will bring its best qualities to the strategic combination and together will create something truly special, A Premiere Energy Company. We are confident in our ability to drive substantial growth, deliver long-term value for our shareholders and achieve on our synergy targets.
These synergies are an important component to our additional cash flow generation which is in excess of $5 billion—in the first five years. As we turn to slide 9, we have provided our detail of synergies by function and by year and are confident that we can achieve at least $1 billion in annual run rate cost and operating synergies within the first 3 years. We have spent considerable time and effort identifying and defining these synergies and have clear path forward to achieve these synergies.
Let me ask Gary to take over from here and provide a little more information on these synergies. Gary...
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
Thanks, Greg. Turning to slide 10, we provide some further details on the $1 billion of expected synergies.
We expect to generate approximately $255 million in annual run-rate synergies from cost efficiencies. Our plan allows for rapid achievement and delivery of most of these synergies in the first calendar year of combined operations.
We also forecast procurement efficiencies of approximately $150 million, resulting from a targeted 1 to 2 percent improvement in our combined annual purchasing spend of over $10 billion.
Third, and very much in line with the Hess synergies, we expect to realize approximately $210 million of synergies across Andeavor’s retail network of approximately 1,100 company owned or controlled stores.
Fourth, we project integrated system optimization to generate approximately $165 million of run-rate synergies. These earnings enhancements include crude and feedstock optimization, as well as an uplift in margin capture. The size and scale

Marathon Petroleum Corp. (MPC)
Marathon Petroleum Corp. and Andeavor Strategic Combination

Edited Transcript
30-Apr-2018

of the combined entity magnify the financial impact of even small improvements in cost or margin. For example, given the 1 billion barrels of crude we will be buying every year, each 1 cent per barrel improvement in our crude acquisition costs will generate $10 million in earnings.

Lastly, we expect to generate approximately $220 million of annual run-rate synergies from optimizing our combined refinery operations. Our mutual shared learning and complementary expertise, will drive process optimization and enhancement across our combined system. This will also lead to improved execution on capital projects, turnaround work and routine maintenance at the 16 refineries. We are confident we can deliver these synergies given the success we have had at our Galveston Bay complex.

We are also pleased to announce that we have already identified the executive who will lead the integration. Don Templin, currently President of MPC, with the assistance of Mike Morrison and Lisa Wilson, will lead this team and drive the delivery of this important value to our shareholders.

As demonstrated on the charts on slide 11, both Marathon Petroleum and Andeavor have a track record of delivering value to their shareholders. As notable as the value delivery has been at MPC, I also want to applaud Greg and his team, who have driven substantial value for their shareholders over this same time period. We fully expect to continue that value creation with this strategic combination, leveraging the combined talent and capabilities of the new company.
Slide 12 highlights just a handful of Marathon Petroleum's recent significant transactions and delivery on promises. Earlier this year, we marked the 5-year anniversary of our acquisition of the Galveston Bay refinery; and the accomplishments since the acquisition have been impressive. We have dramatically improved the environmental and safety performance of the refinery and advanced operational excellence, all while achieving lower operating expenses.

In September 2014, we acquired more than 1,200 retail locations from Hess increasing Speedway's footprint by 13 states along the Eastern seaboard. As I mentioned earlier, the successful integration of these locations onto Speedway's operating and marketing platforms resulted in synergies in excess of our original expectations - $210 million realized compared to guidance at announcement of $190 million.

On the midstream side, the asset base and earnings profile of MPLX has been transformed since it was formed just over five years ago. In late 2015, the partnership expanded into the midstream natural gas and NGL business with the addition of MarkWest.

In February of this year, we completed our planned accelerated dropdown of businesses to MPLX, which are projected to generate approximately $1.4 billion of incremental annual EBITDA to the partnership.
Immediately following the dropdowns, we completed the conversion of MPC's general partner interests in MPLX, including its IDRs, into newly issued MPLX common units, providing a clear valuation for MPC's ownership in MPLX, and removal of the IDR burden on the partnership. Our past successes give us confidence in our ability to deliver in the future.

As I mentioned earlier, each of our operating segments are strengthened by this combination. As you can see on slide 13, Marathon Petroleum will become the nation's largest refiner with 16 refineries and over 3 million barrels per day of crude throughput. For reference, this also makes us one of the top 5 refiners in the world.

We are very enthusiastic about the significant opportunities the scale and geographic diversity of the combined operations creates for our shareholders, including incremental access to advantaged feedstocks and best-in-class operating capability across a new national system.

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Turing to Slide 14, the addition of Andeavor’s California, Pacific Northwest and Mid-con refineries also adds notable diversity to our refining earnings and provides exposure to attractive West Coast market dynamics, which have provided strong margins over the last several years.
Turning to Slide 15, Marathon and Andeavor are both positioned to benefit from changes in the market related to the adoption of the low sulfur international bunker fuels requirement in 2020. We plan to continue investments across the refining platform focused on increasing our production of ultra-low sulfur diesel and resid upgrading ahead of IMO.
The combination also builds out and diversifies our midstream platform. As shown on Slide 16, our Midstream portfolio will include being the general partner of two high quality MLPs,—MPLX and Andeavor Logistics, as well as holding roughly 60 percent of the LP units in both partnerships.
At closing, MPLX and ANDX will remain separate MLPs. Our focus over the next several months will be the successful closing of this transaction.
The map on slide 17 illustrates our midstream footprint including the assets of MPLX and Andeavor Logistics. The size and scale of the midstream offering from these two MLPs across the key energy producing regions in the U.S. is impressive.
We are especially enthusiastic about our accelerated entry into the Permian Basin. The addition of Andeavor’s crude oil gathering system combined with natural demand at our Galveston Bay refinery allows for full crude oil integration from wellhead to refinery, and creates a natural synergy for the business from day 1.
This expanded Permian presence also provides future opportunities to invest in long-haul pipelines and infrastructure buildout to support crude exports as this market continues to evolve and expand out of the Texas gulf.
We are also very encouraged by the opportunities in the Bakken. Andeavor’s crude gathering system in this basin aligns very well with MPC’s refining demand in the Midwest, while also serving as a feeder into the Dakota Access Pipeline in which MPC holds an equity stake.
Slide 18 highlights our retail and marketing opportunities, which are significantly expanded as a result of this combination. Pro forma MPC will have a high-quality nationwide retail and marketing businesses with approximately 4,000 company owned and operated locations and approximately 7,800 branded locations.
For company owned stores, we plan to leverage Speedway’s fully integrated home office, back office, and point of sale platforms to drive earnings growth. We see potential for significant synergies through combined best practices and economies of scale throughout our entire retail network, which becomes nationwide in scope.
On the marketing side, strong recognized regional brands provide nationwide coverage to our consumers and create additional channels to better serve our jobber, dealer, and wholesale customers. We think substantial opportunities exist to capitalize on the footprints both companies have built over time.
Slide 19 shares our approach to capital structure and capital allocation for the combined company, which will be largely consistent with the approach both companies have employed to date. The increased size, scale and diversity supports our commitment to an investment grade credit profile and provides significant financial flexibility for the pro forma entity.

Post-close, we plan to maintain our capital allocation strategies, including through-cycle dividend growth and a capital- return orientation, supported by our expectations that the transaction will generate incremental cash flow in excess of $5 billion over the first five years alone.
The charts at the bottom of the slide provide the proforma MPC debt-to-EBITDA on a parent and consolidated basis. The parent metrics on the left remove the impacts of the MLPs from the consolidated metrics. Both demonstrate the strength of the cash-flow profile and the implicit leverage reduction this profile provides even before any material synergy achievement.
At MPC and Andeavor, we are excited about this combination, and the benefits this transaction will bring our shareholders—both current and new. At both companies, our employees’ dedication to operational excellence and adherence to a strong set of values, have made this transaction possible. We thank all our employees for the hard work they do every day to provide the fuels and other products that make modern life possible. As a new, larger company with a much broader geography, we will be well-positioned to continue our important work on an even greater scale.
This transaction combines two strong companies to create the leading U.S. refining, marketing and midstream company, building a platform that is well-positioned for long-term growth and substantial shareholder value creation. We are eager to deliver on the full potential of this powerful and transformative combination, and believe the substantial incremental cash flows resulting from the combination makes all of this value creation very tangible for our shareholders.
Before we begin taking questions on the transaction, let me turn the call over to Tim Griffith to highlight MPC’s first quarter earnings which were also released this morning. Tim?
Timothy T. Griffith
Senior Vice President & Chief Financial Officer, Marathon Petroleum Corp.
Thanks Gary.
Earnings for the first quarter were $37 million, or $0.08 per diluted share. We returned over $1.5 billion of capital to our shareholders, including $1.3 billion of share purchases funded primarily by after-tax cash proceeds from the February dropdown.
So far in 2018, we have accomplished a number of significant milestones, today’s transaction notwithstanding. We successfully completed a major turnaround at our Galveston Bay refinery, organically grew our midstream footprint in the Northeast and Permian and announced a definitive agreement to acquire 78 store locations that will expand Speedway into key growth markets.
Looking forward, we are very optimistic about the opportunities for our business. The solid demand backdrop, favorable crude differentials, and changing dynamics of the low-sulfur-fuel market all set the stage to create meaningful benefits across MPC’s integrated and diversified business model.
We are also pleased to announce that MPC recently received the 2018 Energy Star Partner of the Year Award recognizing our outstanding efforts to increase energy efficiency throughout our business. The business case for energy efficiency is strong, and we will continue to seek opportunities to optimize our operations and create long-term returns for our shareholders.
We hope you’ll excuse the quick treatment of our first quarter earnings, but we wanted to insure there was plenty of time to address your questions about the strategic combination with Andeavor. We would encourage you to read through the earnings press release and slide deck and feel free to contact Kristina and our IR team if you have questions.

Marathon Petroleum Corp. (MPC)
Marathon Petroleum Corp. and Andeavor Strategic Combination
Edited Transcript
30-Apr-2018

I would also encourage you to listen in on the MPLX call which has been rescheduled to today at 11 a.m. to get an update on the partnership's performance for the first quarter and color on its future opportunities. With that, let me turn the call back over to Kristina.

Kristina A. Kazarian

Vice President-Investor Relations, Marathon Petroleum Corp.

Thank you, Tim. [Operator Instructions]

As we open the call for your questions, as a courtesy to all participants, we ask that you limit yourself to one question and a follow up. If time permits, we will re-prompt for additional questions. With that, we will now open the call to questions.

Operator: Thank you. We will now begin the question-and-answer session. [Operator Instructions] Our first question comes from Doug Terreson with Evercore ISI. Your line is open, you may ask your question.

Doug Terreson
Analyst, Evercore ISI
Q

Congratulations, Gary, Greg and Teams.

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
A

Thanks, Doug.

Doug Terreson
Analyst, Evercore ISI
Q

I have a couple of questions. First while there's not much geographical overlap as it relates to your refining businesses. I want to see if you would cover some of the key concentration issues as you see them and how becoming the largest provider in the United States plays into your viewpoint. That is if it does.

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
A

Well, Doug you're right. When you look at the maps and you look at the markets, we don't see any concentration whatsoever. We're familiar of course with the Mid-Continent having owned the St. Paul refinery years ago and we sold that refinery and retail assets in order to be able to have the liquidity to be able to separate the company back in 2011. But you're right, no concentration in any regard across the entire footprint of the business.

Doug Terreson
Analyst, Evercore ISI
Q

Okay. And then my second question is that, one of your slides indicate that you guys have the highest coking and hydrocracking capacity in the industry pro forma, which is obviously the power alley for IMO 2020 and while this appears to be a relevant strategic rationale for the transaction. Gary you mentioned a minute ago that the competitive position could improve even further in the combined format. So my question is, how you think about the pro forma company's position, why future opportunities could be so significant for this upcoming environmental transition in the pro forma format?

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Marathon Petroleum Corp. (MPC)
Marathon Petroleum Corp. and Andeavor Strategic Combination

Edited Transcript
30-Apr-2018

Gregory J. Goff
Chairman & Chief Executive Officer, Andeavor

A

So Doug I – I probably offer two or three points to your question. I think one is that the geographic location of the new company's refineries position us in very attractive markets that were demonstrated in the slides that were provided. I think the second thing as is that the position of the company with like you said with the coking capacity in the key markets as well as significant hydrocracking, positions the company extremely well for what people expect to occur when the IMO spec change with regard to diesel crack spreads and the differential between light and heavy crude oil. And so, the company's strong capability to optimize that system to participate in the market opportunities, we believe positions us extremely well for the future.

Doug Terreson
Analyst, Evercore ISI

Q

Okay.

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.

A

And Doug on top of that, if you look now at the combined company, we will have the ability, you know Greg has put together a tremendous suite of port assets across the West Coast, from Anacortes to San Francisco to L.A. and these ports are really you know the lifeblood to refining out in those markets.

And then secondly, if you look at the Gulf Coast with our Galveston Bay refinery Garyville and some other things that we're working on we have tremendous port access to the export market or import markets depending on where they may be. The last thing, as you know, we have been working overtime at Garyville to expand our diesel maximization. Here in the first quarter, we just completed one of our big additions at Garyville. We have another Coker expansion that will be complete in 2020 where we're increasing the size of the coker drums. And lastly, we've been working for quite some time on the big Galveston Bay or STAR expansion. All of these have IMO capabilities to them and all three of these projects you know are world scale.

Doug Terreson
Analyst, Evercore ISI

Q

Pretty powerful guys. Thanks a lot.

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.

A

Thanks Doug.

Operator: Thank you. Our next question comes from Neil Mehta with Goldman Sachs. Your line is open. You may ask your question.

Neil Mehta
Analyst, Goldman Sachs & Co. LLC

Q

Hey, congratulations on the transaction. Greg and Gary, just want to reach out first on the synergies. Just want to confirm those numbers are EBITDA synergies or pre-tax. As you look at the synergies, which of these components that you outlined

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Marathon Petroleum Corp. *(MPC)*
Marathon Petroleum Corp. and Andeavor Strategic Combination

Edited Transcript
30-Apr-2018

are harder versus easier to achieve and then specifically can you talk about the retail side of it because, Gary, you've had experience with this with Hess. What are some of the nuts and bolts on the retail side and how to get the $200 million there?

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.

A

Sure. Neil, we're very confident on these synergies, you know to say which ones are harder or easier, you know first of all it's going to take a lot of work to be able to capture these, but from all the work that we've done through the acquisitions we've made, and Greg has a powerful team and Greg can speak to how they capture synergies in all the acquisitions that they've made, is that both companies have under-promised and over-delivered on our synergies over the last number of years and both of us have shown that we can execute on major projects.

There will be synergies around the combination of the two offices, but I would say some of the key synergies I already talked about in my presentation are around turnarounds, major capital projects, major maintenance projects, that's something in bringing both companies together and using the best practices that both of us have employed in our initial review, there are significant synergies on the refining side.

To your question on retail -- You're right, we have not only the Hess transaction, but Tony purchased Gas America and has made a number of acquisitions over time. The key to – and we think, very rapid deployment of synergies on retail, are around Speedway's back office. We have one integrated system, one platform that manages the entire store from all the inventory ordering, to all labor control, to all payroll, and to all cash controls. It's all managed through one system.

And through this integrated platform, it's going to be an outstanding way to be able to integrate the Western side of the retail. And we're very confident, you'll recall when we did the Hess acquisition, we had stated that in 36 months we would be able to turn these stores into Speedway. We actually accomplished it around 15 months, 16 months. And we were able to rapidly deploy the synergies due to that. And as we go to one platform in the company-owned and company-operated stores, we are very confident that we will be able to capture those synergies very, very quickly. Have the expertise of already managing the supermarket stores in Wisconsin and Minnesota, that is kind of a layup for us in that we know those markets very well and we know those stores. And again, the other big synergy part of retail that I've talked to Greg a lot about is Speedway has the number one customer loyalty program in all of retail. And day one, that's going to become available as soon as we employ this platform into the system, and let me have Greg talk about you know his history of being able to capture synergies overall and the transactions he's accomplished.

Gregory J. Goff
Chairman & Chief Executive Officer, Andeavor

A

Yeah, and I think Neil, it's – it's an important question, and I would just add two or three points to what Gary just stated. The thing that gives me the highest degree of confidence in our ability to deliver the synergies is that, we came together with people with deep knowledge in the areas that we've identified the synergies and spent considerable time to identify ideas, quantify those ideas, and develop kind of preliminary thoughts about how we would capture those synergies. So from my experience and the way that we worked on this, I personally see a very, very high degree of probability of delivering the synergies with a pretty good sense of urgency. I think the synergies are underpinned by the strong capability of both companies, it's going to make things happen in the business and the things that we've identified are not, in my opinion, a stretch, they are things that fundamentally drive improvements in the base business, whether it would be in the retail marketing business as Gary clearly alluded to or in doing things that can strengthen our refining operations.

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Marathon Petroleum Corp. (MPC)
Marathon Petroleum Corp. and Andeavor Strategic Combination

Edited Transcript
30-Apr-2018

I'm extremely confident in the ability to deliver at least more than a $1 billion in synergies. And I think it's the true value of this combination. We talked about it as a premier company, but in my view the capability to execute the business in this industry is what's so important, and the power of these two companies opens the door to tremendous synergy capture.

Neil Mehta
Analyst, Goldman Sachs & Co. LLC

Q

That's great. And my follow-up, is just any initial reaction from the ratings agencies on the deal? The balance sheet of MPC, as you show on Slide 19, is in relatively good shape with Parent Debt-to-EBITDA under 2 times and consolidated debt a little bit higher. So, your thoughts in terms of how aggressively you can walk down the incremental $5 billion share repurchase authorization or does the incremental leverage associated with the transaction play a restrictive role in your ability to be aggressive around capital allocation?

Timothy T. Griffith
Senior Vice President & Chief Financial Officer, Marathon Petroleum Corp

A

Yeah, Neil. It's Tim. I'll just make some comments on that. And obviously the agencies will weigh in on their own, I'd invite you to sort of stay tuned on that front. We think that there is some incremental debt that we'll take on to fund the transactions. We'll probably hit the revolver out of the gate with it. But again, as you saw in the cash flow profile, there is so much cash flow that is generated from this combination both on the base earnings of the business as well as in the synergy achievement that Gary and Greg have talked about that, we have absolutely no concerns at all that this business is squarely in investment grade territory. And in fact, I think you're going to see us lobbying for an upgrade over time.

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.

A

And Neil, we did meet with all three of the rating agencies at the end of last week to brief them. So, as Tim said, they should be you know reporting soon.

Neil Mehta
Analyst, Goldman Sachs & Co. LLC

Q

Super. Thanks, guys.

Operator: Thank you. And the next question comes from Phil Gresh with JPMorgan. You may ask your question.

Phil Gresh
Analyst, JP Morgan

Q

Hi. Yes. Hi, good morning, and congratulations guys.

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.

A

Thanks, Phil.

Phil Gresh
Analyst, JP Morgan

Q

First question, I know the merger proxy will be out at some point here, but just any color you might be willing to provide about how this bill came to be and why you feel, given for each of you I guess, where you are in the life cycle for each of

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Gregory J. Goff A
Chairman & Chief Executive Officer, Andeavor
Hi, Phil, this is Greg. Let me take the first just to offer my thoughts on this. I think over time Gary and I have always saw the opportunity and I think the map that we have in there kind of gives you the answer. You look at that map of the two companies and the way they’re positioned at geographically in the United States and kind of come to a conclusion that, wow this is a great opportunity to be able to bring the companies together like that. So over time, there’s been conversations about the value of being able to combine the two companies and we’ve talked this morning so far about lots of reasons to be able to do that, and I kind of look at it and say why wouldn’t you do this deal, and I don’t come up with any reasons, to be quite honest with you. So I think it’s an incredibly powerful combination. And I think it’s just underpinned by execution, whether it’d be synergies or just basically running the business, the capability of people to go in and execute the business, whether it’d be in refining and marketing, logistics and our commercial operations like Gary said, buying a billion barrels of crude oil every year, it’s just a fantastic time and I would just conclude with one comment —To me the time is right because for this industry the wind is behind our backs. And having that momentum and everything it’s just an excellent time to capture every single benefit that we’ve identified in this and the opportunities as we move forward, like IMO and like Gary specifically identified some other opportunities, and it’s just an incredible opportunity to be able to have the wind behind your back instead of in your face to capture this opportunity.
Gary R. Heminger    A
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
And Phil, we’ve talked, you know Greg and I have spent a lot of time together, this just wasn’t a knee-jerk reaction and let’s go put these companies together. The industrial logic, the business logic is so sound as Greg just illustrated, but on Neal’s question just a little bit ago on the amount of synergies, and I agree with Greg, the majority of our time we spent talking about this was what can we deliver on synergies, and one thing that has—has been said in many environments about Greg and I, is we have the highest say/do ratio on Wall Street. If we say we’re going to execute on something, we do it. And that’s why as I said, we’re going to under promise and over perform — I too believe the synergies are much greater. What we put in the deck is what we are absolutely confident that we can achieve in very short order.
So you know now is the time to be able to accomplish that. As we stepped back from the Marathon side and looked at going west, I just looked at how Greg has been able to take the suite of assets—and really improved on the balance of these assets with the demand in the markets in which they operate, he’s done an outstanding job and really positioned us well for a combination on the West Coast.. We have never from Marathon side ever operated on the West Coast, but what we do best is that we touch the molecule every step of the way on the supply chain. That’s exactly what Andeavor does. They touch the molecule every step of the way until it’s in the consumers’ car and then we try to sell them a few things while they’re doing that. So you know that’s the powerful combination here is that the two companies really you emulate each other and how we go to market. So that’s how we put it together.
[GRAPHIC APPEARS HERE]Phil Gresh
Analyst, JP Morgan
That’s very helpful. Yeah, I think the percentage of purchases—purchase spending and things like that they laid out was an interesting and not overly aggressive assumption. So my second question is just around capital spending, both Marathon and Andeavor have several projects underway. I assume all of those are continuing as planned, but just wondering if the combination of the two entities in any way would change the thinking around projects that you’d wanted to do or amount of spending that you’d be thinking about?

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
First of all, it’s going to be business as usual. We will continue with the projects. Both of us will continue with our projects up until closing, and you know, in the refining business and in the pipeline business, those are all long lead projects, so we won’t be stopping anything that we’ve accomplished. We have ideas — Greg and I have talked a lot about technology and how we want to position the company going forward. I’ll let Greg talk about some of the projects that he sees, but you know there is nothing that we have teed up to say, oh, we’re going to go and build this project or that project. There is nothing that we haven’t already talked to the market about that could be on the drawing board. So I wouldn’t expect that you’re going to see some new process unit being built immediately out of the gate, that’s not our plan. We’re going to be very capital disciplined. As we said here, the juice in this deal is to execute and capture the synergies and we’re going to be perfectly positioned as the refining system continues to grow with IMO. And our number one goal is how we return capital to shareholders.
So I’ll turn it over Greg and how he sees this business.
Gregory J. Goff A
Chairman & Chief Executive Officer, Andeavor
Yeah, I would just kind of echo Gary’s comments. We’re very focused on both companies delivering what we’ve already committed to in our plans right now. The beauty is that the combination of the companies with a principle of being very capital discipline will allow us to look for future opportunities and allocate capital to the best yielding opportunities in the portfolio, and I think probably the best example is going to be our approach to IMO. The company with the asset base, and particularly as Gary just called it, “touching every molecule on the value chain,” will allow us to look at different ways, and even maybe small things that people wouldn’t think about to capture value.
For example, Marathon has a significant presence in the asphalt business and we’re just starting to create that. Now we can do that across the country and not only does that impact how we process certain crude oils, but once again it impacts how we take it to the customer. So bottom line for me is that the same rigor and discipline of allocating capital will be the same for the future company with just a larger suite of potential opportunities to create value and that’s exactly what we’re trying to do.
Phil Gresh
Analyst, JP Morgan
Thanks for the comment. Thanks and congratulations.
Gregory J. Goff
Chairman & Chief Executive Officer, Andeavor
Thanks, Phil.
Operator: Thank you. And the next question comes from Paul Cheng with Barclays. Your line is open. You may ask your question.
Paul Cheng
Analyst, Barclays
Hey, guys. Good morning.

Marathon Petroleum Corp. (MPC)
Marathon Petroleum Corp. and Andeavor Strategic Combination
Edited Transcript
30-Apr-2018

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
A

Hi, Paul.

Paul Cheng
Analyst, Barclays
Q

It's an exciting time, great day, second super refiner in the country, so you guys must be excited. Gary just curious, will you have a timeline when that will have a more full slate on the new management team structure coming out soon?

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
A

Yes. And it's great question, Paul. Probably the top question for the company going forward and we're going to be very methodical about how we do this. Greg and I've spent a lot of time talking about this. We've already named Don Templin, who is a current President of MPC and Mike Morrison, who is a Senior VP within Andeavor, are going to be the two leads on this. And all of you know Lisa Wilson, from when she ran Investor Relations for us, is going to be a key person working with Don and Mike on this as well.

There will be number of others that will be added to the team. But we're going to be very careful, very methodical. In fact, this is day one, so today it starts, but we aren't going to be quick to make those decisions because we want to make sure, cause we have one chance to get this right. You can always modify down the road. But we're going to get this right. But we got to spend a lot of time really working on the structure. Greg and I are overseeing the structure, before we make our final decision. I would expect that we will have this complete in the third quarter.

Paul Cheng
Analyst, Barclays
Q

Sometime in the third quarter that you will be ready to come up with that, great. And with the substantially expanded geographic reach and also with the economy of scale, how will it impact how you run your refineries or how you run your logistics?

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
A

Well, that will again be part of the integration study that we're going to do, you know running 16 refineries is a big task. So, certainly we will look at how we manage it, how we organize it, whether we set it up in regions or whatever type of segments we end up deciding to do, but 16 refineries will keep anybody up at night. So, we will decide that over time. From a logistics standpoint, Andeavor has a very large logistics system, Supervisory Control Data Acquisition system, we call that SCDA, that manages the pipelines. We have one as well. Through the integration study, you just don't turn to switch, those things have to be integrated and really engineered over time. We will plan on how we look at those things. But when you look at the transportation side of the business, as we said earlier, the MLPs won't come together for some time, that will be a day two issue, and we'll both operate just as we are today until we decide how we're going to go forward in the future. And I'll ask Greg to add anything to those questions.

Gregory J. Goff
Chairman & Chief Executive Officer, Andeavor
A

Yeah, Paul, I would add just two points. One, we're fortunate that we have a lot of great people that we can create a structure and build upon on capabilities to execute the business. And I think whether it be refining, logistics, marketing, anywhere, even in all of our back office activity, where we at Andeavor just completed a state-of- the-art SAP system, which

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could be a backbone for enhanced technology and add a lot of value for the company going forward. So the structure that we have with great people that we can get well positioned to execute the business is fantastic.
And as Gary briefly touched upon, our view of the future is that the capability of the company, not only in quality of assets and people, but also to be able to use technology to continue to enhance value for the shareholders in every part of the business, whether it’d be how we do business in our refining operations, marketing, logistics. We believe that the capability of this company to be able to use technology to gain advantage is just a great opportunity that we’ll be able to unleash with the way that we structure the company.
Paul Cheng
Analyst, Barclays
Great. Gary can you clarify for me from earlier, in the company owned, are all going into Speedway, and how about the jobber side, are all going into Marathon?
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
We will continue to evaluate that. We expect Marathon to be probably the top brand as we evaluate and bring all the Western retail assets under one umbrella, but we haven’t made that determination. Andeavor has a very strong brand with ARCO that is well recognized in the west coast down into Mexico, and Greg’s done an outstanding job in entering into the Mexico market. So, we will determine that, we have not been able to go into great detail other than there are a lot of different brands that are flying today and we would expect Marathon to be the dominant brand as we look at the brand sided business going forward. Our goal will be a very strong brand as well, but we’ll decide on the others as we continue our evaluation.
Paul Cheng
Analyst, Barclays
Thank you.
Operator: Thank you. Our next question comes to Manav Gupta with Credit Suisse. You may ask your question.
Manav Gupta
Analyst, Credit Suisse
Congrats on the deal, guys. Both Gary and Greg, you have extensive experience in working with regulators, getting deals done, Hess, Western, BP assets from both of you. Where do expect some of the pushback from the regulators to come from, and how will you work around it?
Gregory J. Goff A
Chairman & Chief Executive Officer, Andeavor
I think, if you just look at the process that you go through to obtain approval for something like this that, I think Gary mentioned it earlier in one of the comments, because there is very, very little to no overlap between the two companies, the process for approval shouldn’t be anything unusual. We don’t see anything that we have to deal with that would create any complications. So, from both of our experiences of doing something like this, we don’t say it’s easy, but everything that we looked at and the assessments that we’ve done, basically go through the process, let it work its way through, and that’s why we think we’ll get approval to close here in the second half of 2018.

Manav Gupta
Analyst, Credit Suisse
Thanks, guys. My follow-up is on slide 23, you kind of highlight how you will work together to capture the Mexico opportunity. Can you elaborate a little bit on that?
Gregory J. Goff
Chairman & Chief Executive Officer, Andeavor
Q ..A
Q ...A
So I think the best way to look at that is what Gary said, we’ve kind of established a position in Mexico, which is really predicated upon taking supply from the United States and selling it directly to the consumers in Mexico, which is what both companies have been doing in the United States; working to manage that molecule, like Gary stated earlier, all the way through the value chain. And so, we had identified a part of Mexico, which was primarily the northern part of Mexico, which we could go after now with the access from the Gulf Coast into Mexico, it potentially opens up a greater opportunity in Mexico for us. But like Gary mentioned on some of the other things, it’s in the preliminary stages and that’s work that we’ll do and it will bring more certainty and will tie into our capital allocation of how we grow the company, but it’s definitely an excellent opportunity.
Manav Gupta
Analyst, Credit Suisse
Thank you so much.
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
Q ...A
Q ..A
And Manav, we had in the appendix, slide 23, we did not speak to this, but if you will look at our presentation deck from this morning, slide 23 does discuss the Mexico opportunities. As you can see, Andeavor is a big supplier to the northwest part of Mexico and we’re one of the largest suppliers out of Galveston Bay. We take gasoline and diesel into the Eastern side of Mexico. So together, we provide a lot of supply into that market and we will determine how we expand that going forward.
Manav Gupta
Analyst, Credit Suisse
Thank you so much, guys and congrats on the deal.
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
Thank you.
Operator: Thank you. Our next question comes from Blake Fernandez with Scotia Howard Weil. Your line is open. You may ask your question.
Blake Fernandez
Analyst, Scotia Howard Weil
Hey, guys. Good morning. Congrats on the deal.
I had two questions. Maybe I’ll just ask both. Firstly, when you have a merger of this size a lot of times you end up with some assets that are kind of cats and dogs and maybe there is some divestiture opportunities. So, I didn’t know if you saw some clear identifiable kind of movement toward maybe selling some assets which could maybe help some of the balance sheet, not that you have concerns or anything, but could help enhance the balance sheet? So that’s first question.
Secondly, Greg, I think you’ve done a phenomenal job since taking over the company. I was pulling a chart on the stock since you took over and it’s amazing, so congrats to you. I think you’re pretty well-respected among the investment community and I guess I’m trying to understand if you could maybe expand a bit on your role going forward, is it more of scaling back after you’ve helped to integrate the companies, or do you see this more as kind of longer term succession planning? And maybe that’s more of a question for Gary, but those are the two I had. Thanks guys
Gregory J. Goff A
Chairman & Chief Executive Officer, Andeavor
Yeah. I think the answer to your first question is, and Gary can answer this also from his point of view, but with the portfolios of both companies where they are toda, we feel we’re actually proud of the assets that we own and where they’re positioned across the board. And like anyone would expect, we evaluate everything all of the time and for the most part, it’s always been to find the opportunities to make it better. We do not see anything today that doesn’t fit in the company, but we’ll always be on top of that to look at how we continue to improve the company. So there’s nothing that we could materially do that would impact the balance sheet by selling any assets to the best of my knowledge.
The second question Blake, around kind of my role, is Gary and I’ve spent a lot of time working on this. We were driven basically to create a great company. We wanted to work together to take the two companies and put them together to create a great company and like I’ve always said, in this industry you really have to be a strong operator in all aspects, everything that you do, and we’re very fortunate that we have a lot of great people throughout the whole company. We have great leadership in both the companies that we can come together.
And so, we made a decision about roles of how we could take the company by working together going forward, and in the way that we have a structured the company so that we have clarity for the leadership of the company about the roles, and we believe that the best role that I can play in the company going forward is to really help in certain areas to—to move the company forward like in the area of technology, we see that as tremendous potential for the company and to me the true benefit of that is the resources and the capability of this company puts us in a position that probably neither one of us could have done separately, and not only can we capture that but we now we can probably capture it with a little bit more velocity than we would have been able to.
So my role is to help the company be incredibly successful to create this leading, premier, fantastic company that we’ve talked about by working together, with all of the other leaders, Gary and everyone else, it’s going to take us all, this is a tremendous undertaking.
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
And I echo exactly what Greg has said, Greg and I’ve worked together for many years, on AFPM and back at API on the downstream committee. So you know we’ve spent a lot of time together. He’s very humble in how he answered the question. But let me tell you, we’re going to work together as far as succession planning, we’re not going to talk about that today, that’s the Board’s job. But I’ll tell you that we’re going to be arm-in-arm in taking this company forward. And we’re only going to do what’s best for the shareholders. This isn’t about Greg, this isn’t about me. It’s what’s best for the shareholders.

Marathon Petroleum Corp. *(MPC)*
Marathon Petroleum Corp. and Andeavor Strategic Combination
Edited Transcript
30-Apr-2018

Blake Fernandez
Analyst, Scotia Howard Weil

Q

Thank you, guys.

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.

A

Thanks, Blake.

Operator: Thank you. Your next question comes from Benny Wong with Morgan Stanley. You may ask your question.

Benny Wong
Analyst, Morgan Stanley & Co. LLC

Q

Hi, good morning. Just wondering if you can speak about how you think about the cash returns of the company with the combined entity, particularly with the strong cash flow power? I see you're targeting $8.5 billion in liquidity and extending your buyback. Just wondering if there's a payout target you're also thinking about and how we should think about the pace of buyback growth as well as dividend growth as well?

Timothy T. Griffith
Senior Vice President & Chief Financial Officer, Marathon Petroleum Corp

A

Sure, Benny. It's Tim. I'll provide some color on that. A couple of things I'll just draw your attention to. One is, as we announced this morning, our intent to complete the share repurchases that we had in mind for 2018 continues unfettered. We're going to deliver on that right through the pendency period of this transaction exactly as we had laid out and as Gary said that, the say/do ratio is very important to us. So, I'll also draw your attention to the fact that this transaction both with the base earnings part of the business and with synergies is going to throw off a lot of cash flow. It's no coincidence that our board authorized an additional $5 billion of share repurchases to afford us the flexibility that, as that cash flow comes in, we can sort of actively and effectively redeploy it to shareholders where appropriate.

From a dividend perspective, what we highlighted is that we expect 10% plus through-cycle growth. I think that's an intent that we laid out several years ago and our plan would be to continue on that path to the greatest extent possible. So, we're not going to guide specifically to our activity, but I think you can see from our history and what we've done and the sort of table that is set for us here that shareholders are going to do very well with this transaction.

Benny Wong
Analyst, Morgan Stanley & Co. LLC

Q

Great. And just got a quick follow-up on Mexico and I think you've kind of already answered this Greg. But you've already laid out pretty defined plan in terms of your strategy into Mexico. Just wondering if the new entity will enable to accelerate that plan or does it make sense to kind of stick to original timeline for now?

Gregory J. Goff
Chairman & Chief Executive Officer, Andeavor

A

Well, there's no question that the new company has a greater resource capability when you combine two companies like that and I think naturally that will provide only benefits for how we go about Mexico. I think we just have to spend a little bit of time thinking about how we want to position the company into what we can say both companies consider a great opportunity, so that we go about it and capture the value. But at the end of the day actually provide good value to the consumers in Mexico, because we're really trying to go right to the consumer and take the products that we make in the

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United States. So it won’t take us a lot of time, but I think we’ll have a very clear direction of the approach that we’ll now take with the new company going forward into Mexico. We’ll be able to talk about that at the appropriate time.
Benny Wong
Analyst, Morgan Stanley & Co. LLC
Great. Thanks, guys.
Operator: Thank you. Our next question comes from Roger Read with Wells Fargo. You may ask your question.
Roger D. Read    Q
Analyst, Wells Fargo Securities LLC
Hey, just to dig into some of the synergies and the cost savings, first off, I was glad to see it didn’t include any sort of CapEx. So, that definitely ties into your capital discipline side or at least a modest amount of CapEx I assume.
And then, the second part, both of your companies are what we would consider two of the better-run companies in the industry. So, as we think about some of the procurement savings, the refinery ops savings, some of the things that will happen in retail, can you give us a little more of idea of maybe what that is and what that will be coming from, because if you think about well-run business, it’s like where do I find the savings versus if you buy something that’s obviously challenged, you have a lot of upside potential?
Gary R. Heminger    A
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
Sure, Roger. This is Gary. As Greg said earlier, all of our plants, we consider to be niche refineries. So, we don’t have any assets that we think are in need of anything major, but I outlined before, one of the key synergies on refining operations is our process optimization opportunities there. But beyond that and really low- hanging fruit is our major capital projects, turnarounds and routine maintenance, our big maintenance projects, is that using best practices across the company, and being able to employ our turnaround model in major capital projects.
Our turnaround model has been able to illustrate that we are a top-quartile performer in all of the Solomon work that they do with 95% of our refineries putting in their data for the Solomon that we’re top quartile in all three. There are areas that we really believe we can bring tremendous and very quick synergies to the table.
I outlined in detail on the retail side a little bit ago, but the key synergy again, that’s low-hanging fruit, is having one single platform that manages your entire operation. That’s the key of us competing against anyone in the U.S. is that you have a platform that can manage your business. And really our platform employs artificial intelligence that takes a tremendous amount of hours and a lot of our competitors to be able to manage their business.
Our system manages some of the fundamentals of the business just by having that integrated system. So, deploying those immediately, again it’s not big capital, probably $20,000—$25,000 a site, and you put in this big integrated system and it manages everything from handling your inventory, to ordering for you with a touchpad, to paying your people. That’s how dynamic that system is.
The procurement side of the business, we’ve already talked about. As we went through our due diligence, we had subject matter experts from all of the key components of our businesses talk about it. These aren’t numbers that Greg and I came up with. We had our subject matter experts sit down and say, here’s the things we can do, you look at catalysts, you look at chemicals, on the refining side, you look at the fuel and power, we use some of the same power generators, there’s many, many things that we consider to be low-hanging fruit and that’s why we are so confident on the synergy numbers.
Gregory James Goff    A
Chairman, President & Chief Executive Officer, Andeavor
Yeah. And I would just add to what Gary said, two points. One is, from both of our experiences, synergies are lots of things. There is not like great big home runs that you hit, but it’s capturing all the ideas to bring value across the whole value chain.
And Gary talked about a couple of them, but I would just add one other that was mentioned earlier is this that, the value of the two companies coming together is, for example, if you take the Permian, we go right to the wellhead, we collect oil, we build a good, a really nice gathering system, we can support our customers extremely well by giving them good service and cost effective collection of their oil. And now, we’d be able to take that and get it into the refining system, not only into the El Paso Refining, but like Gary mentioned earlier into the Galveston Bay refinery and that’s a true synergy of touching those molecules that was mentioned earlier all the way from the wellhead through the refinery and ultimately to the customer. But it’s lots of ideas, Roger, it’s just lots of things that where you capture the value.
Roger D. Read
Analyst, Wells Fargo Securities LLC
Okay. Certainly appreciate that. I guess the follow-up kind of along those lines, I know it may be a little premature and you don’t want to talk about the MLPs at this point, but should we expect you to become maybe a larger presence in the trading side or something like that, given now almost entire country regional presence and the ability to move crude and gas around in so many different areas?
Gregory James Goff
Chairman, President & Chief Executive Officer, Andeavor
Q
A .Q
Q
A .Q
We are going to maintain our focus on the business as we do it today. We will identify opportunities, but the logistics companies are just that they are logistics businesses. And it’s our intent to protect the way we do business over time. And opportunities around the commercial part of that business as we’ve talked about will be—the beauty is that, we have a refining, marketing, and logistics business that we can capture the interface between those different segments with how we go about our commercial operations.
Roger D. Read
Analyst, Wells Fargo Securities LLC
Great. Thank you.
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
I learned long ago, Roger, that our shareholders own us to run the assets, not to do speculative trading.
Roger D. Read
Analyst, Wells Fargo Securities LLC
Well, obviously, I didn’t mean speculative. I just meant you will become bigger in that, given that you now have a physical footprint. But I appreciate the answer.

Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
No, I know exactly what your question was. I’m just adding a little color.
Roger D. Read
Analyst, Wells Fargo Securities LLC
All right. Thank you.
Operator: Thank you. Our next question comes from Ryan Todd with Deutsche Bank. You may ask your question.
[GRAPHIC APPEARS HERE]Ryan Todd
Analyst, Deutsche Bank Securities, Inc.
Great. Thanks. Maybe as a follow-up to what you were just talking about, Greg and Gary, can you talk about the increased flexibility in the Permian Basin? I mean how could this potentially shift your strategy in the basin, Greg? For Gary, what options that could open for Galveston Bay? And then on the Midstream side, does this open the opportunity for increased investments that wouldn’t have been a part of either entity on its own previously?
Gregory James Goff
Chairman, President & Chief Executive Officer, Andeavor
I don’t think it shifts the strategy of the companies, but definitely the combination of the two companies with a very strong logistics business allows us to go after and find ways that creating a bigger and stronger presence in the Permian that will support not only the logistics business, but also the refining business. So, there is no question that the resources, both the people and the financial resources, positions us to be an awesome competitor in the Permian Basin. I mean, I think, it speaks for itself.
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
Yes. The Permian is an area that we have been very, very interested in for quite some time. We have been able to, with the acquisition of MarkWest, do some processing on the natural gas side and pick up some additional business. But, with the strategy that Greg put together with the Conan crude oil gathering system, they’re long in the gathering and we’re short at Galveston Bay.
Every day when you think about our demand at Galveston Bay, it’s a 600,000 barrel a day refinery. So, we’re buying about 200,000 barrels a day on the light side of the supply chain. So, there’s tremendous value there. And I might add we have not put—that is not in the synergies we have today on an absolute number. This is something that, Greg just announced last week, part of the Gray Oak Pipeline, so that’s going to be a great fit, but we’re looking at other opportunities on how we might transfer crude down into the Galveston Bay area. So, I think it’s just a long term a lot of great opportunities.
Ryan Todd
Analyst, Deutsche Bank Securities, Inc.
Great, thanks. And then, maybe—I mean you guys—the role of IMO has come up a number of times over the course of the call and as a combined entity, you’re clearly well-positioned for the changes. As you think about some of the strategic drivers of this deal, how much does IMO figure and would the geographic diversification have been enough on its own previously or would this deal have happened outside of the coming IMO shift?

Gary R. Heminger    A
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
We did not add anything incrementally for IMO that wasn’t already in both of our individual plans going forward. Greg’s done a lot of investment. I’ll let him speak to that. I’ve already talked about it at Galveston Bay, the STAR project and the two expansions of our ultra-low-sulfur diesel at Garyville.
So, both of us were weighed on the path of being prepared for IMO. So, the results of IMO or I should say forecasts of IMO, that’s not what is driving this deal. The value and the entire complexity of the deal and opportunities across all segments of the business are the drivers, but as you said with almost 800,000 barrels a day of coking or hydrocracking capacity pro forma, we’re going to be in a great position. And another very important point is that I would say we have the number one position in port assets on the Gulf Coast and the West Coast.
Greg, you want...?
Gregory James Goff    A
Chairman, President & Chief Executive Officer, Andeavor
Yeah. I would just add, at the heart of what we’re doing is to create a premier company. It just so happens that IMO was occurring when we do this. So, the neat thing about that is the combined company because of everything we’ve been talking about here this morning that enhance capability, the resources, the knowledge, the people, it just puts us in an even better position to address the market when the world goes through the IMO spec change.
Ryan Todd
Analyst, Deutsche Bank Securities, Inc.
Great. I appreciate it. Thanks.
Operator: Thank you. And our last question today comes from Brad Heffern with RBC Capital Markets. You may ask your question.
Brad Heffern
Analyst, RBC Capital Markets LLC
Hey. Good morning, everyone. Just circling back on Speedway, you know a lot of Andeavor’s assets on the West Coast or the MSO model, so I was wondering if part of the plan and part of the synergies is to add a Speedway c- store type offering to those assets.
Gregory James Goff
Chairman, President & Chief Executive Officer, Andeavor
Brad, this is Greg. I think there’s no question, one of the benefits of combining the two companies is to take the incredibly strong position that Marathon has developed with their Speedway business and be able to capture the benefits that Gary has mentioned throughout the presentation today. One of the truly great synergies is when you can take and combine the two businesses and particularly, we’re talking about the retail businesses here and bring them together and have a strong platform to be able to grow the business. And our Andeavor retail business, there’s no question, gets tremendous benefits from the strength of the Speedway business. And it was in our thoughts to be able to improve that business. It just provides tremendous acceleration with the best retail company in the United States.

Brad Heffern
Analyst, RBC Capital Markets LLC
Okay. I appreciate that. And then, maybe for Gary, obviously the West Coast is sort of a niche market, probably one of the most difficult markets in the U.S. to operate in. So, obviously, Greg has a lot of expertise, but I’m wondering if you can give your thoughts on the West Coast market and sort of the pluses and minuses of being there.
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
Yes, Brad. If you go back about four, five years ago and you look at the margins on the West Coast, we always enjoyed a premium margin in PADD 2 to the other PADDs in the U.S. About four, five years ago, that curve started to hurdle PADD 2 and definitely PADD 3 and it’s been able to sustain those margins going forward. As I mentioned earlier, it’s all about balance, when you look at refining.
One of the—the key is—again, I go back and look at Solomon studies and look at environmental expenditure and expenditures per equivalent distillation unit, Marathon through its operational excellence programs, the same way as Andeavor, always achieved to be a top-quartile performer in this scale of the asset in which we’re operating. And I believe we’re going to be able to bring a tremendous amount of skills to the table to help improve on the operating cost per EDU, the fixed cost per EDU has always been one of our strengths.
And then, that will always be at the forefront of what we’re trying to accomplish. We will always invest in safety instrumented systems. We will invest and give back to the communities in which we operate and that’s a key tenet in operating on the West Coast. Greg and I spent a lot of time talking about this, our subject matter experts, spent a lot of time talking about this and you will see us continue to invest not in new processed capital per se, but in just continuing to improve the assets that are there, the process units that are there and how can you get more out of those systems that we have in place.
Brad Heffern
Analyst, RBC Capital Markets LLC
Okay. Appreciate the answers. Thanks all.
Gary R. Heminger
Chairman & Chief Executive Officer, Marathon Petroleum Corp.
All right.
Gregory James Goff
Chairman, President & Chief Executive Officer, Andeavor
Thanks, Brad.
Kristina A. Kazarian
Vice President-Investor Relations, Marathon Petroleum Corp.
Operator—thank you for your interest in Marathon Petroleum and our strategic combination with Andeavor. Should you have additional questions or would like clarifications on topics discussed this morning, the IR team and I will be available to take your calls. Again, thank you for joining us this morning. That concludes the call.

Operator: Thank you. And that does conclude today’s conference. We thank you for your participation. And at this time, you may disconnect your lines.
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Forward Looking Statements
This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC“) and Andeavor (“ANDV”).
These forward-looking statements relate to, among other things, the proposed transaction between MPC and ANDV and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC, MPLX LP
(“MPLX”), ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor”
provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as
“anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,”
“imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes.
Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPC’s or ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating;
future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows;
continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the

Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX and ANDX; and the factors set forth under the heading “Risk Factors” in MPC’s and ANDV’s respective Annual Reports on
Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission
(SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ
THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS
FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS
THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME
AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of MPC and ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPC at its website,
www.marathonpetroleum.com, or by contacting MPC’s Investor Relations at 419-421-2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.
Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC’s participants is set forth in the proxy statement, filed March 15, 2018, for MPC’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.